UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 2022

Commission File Number: 001-41253

Super Group (SGHC) Limited

(Translation of registrant’s name into English)

Super Group (SGHC) Limited

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY1 1AR

Telephone: +44 (0) 14 8182-2939

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Super Group (SGHC) Limited

On September 1, 2022, Super Group (SGHC) Limited (the “Company”) was notified by Eric Grubman, the chairman of the Company’s board of directors, that he purchased a total of 52,727 ordinary shares of the Company in open market transactions on August 31 and September 1, 2022, at an average price of approximately $4.08 per share.

Following the open market purchases described above, Mr. Grubman holds 1,720,779 ordinary shares and 2,326,132 private placement warrants. Mr. Grubman and his spouse are also trustees of trusts that hold an aggregate of 1,697,806 ordinary shares and 944,444 private placement warrants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: September 6, 2022	By:	/s/ Jon Jehan
	Name:	Jon Jehan
	Title:	Company Secretary